FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 5, 2009

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Buenos Aires, February 5, 2009 Petrobras Energía Participaciones S.A. (Buenos Aires: PBE, NYSE: PZE), informs on the summary of the resolutions adopted in relation to each item of the Agenda of the Regular and Special Shareholders’ Meeting of Petrobras Energía Participaciones S.A. (“PEPSA or the “Company”) held on January 30, 2009 in the principal place of business, 2nd underground floor, Autonomous City of Buenos Aires.

The resolutions adopted were the following:

1.

The Meeting approved, by a majority vote, the Merger of the Company and Petrobras Energía S.A. (“PESA”).

2.

The Meeting approved, by a majority vote, the following documentation relating to the Merger: (i) the Preliminary Merger Agreement; (ii) the Company’s Financial Statements as of June 30, 2008, the Merger Special Consolidated Balance Sheet as of June 30, 2008 and the Reports prepared by the Statutory Syndic Committee and the Company’s External Auditor; and (iii) the Exchange Ratio.

3.

The Meeting fully approved, by a majority vote, the performance of PEPSA’s Directors until the date of their suspension. In addition, the Meeting approved the performance of substitute PESA’s Directors until the date hereof. The Meeting approved to consider the compensation of suspended Directors leaving office at the General Regular Meeting at which the Balance Sheet for fiscal year ended December 31, 2008 shall be dealt with.

4.

The Meeting approved the Company’s dissolution without liquidation, as a result of its merger with PESA.

5.

The Meeting approved, by a majority vote, to authorize any two (2) members of the Board of Directors to execute the Definitive Merger Agreement.

6.

The Meeting approved, by a majority vote, to delegate to the Board of Directors, with powers to subdelegate, any powers necessary to take any and all steps required in connection with the Merger.

7.

The Meeting unanimously approved to cast an affirmative vote on the business to be dealt with in Items 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11 and 12 at the General Regular and Special Shareholders’ Meeting of PESA called for January 30, 2009 at 3 p.m.

8.

The Meeting approved, by a majority vote, that the Chairman appoint the Shareholders to sign the minutes. The minutes was signed by Fernando Barone and Oscar Jabbaz.

In addition, the Company informs on the summary of the resolutions adopted in relation to each item of the Agenda of the Regular and Special Shareholders’ Meeting of Petrobras Energía S.A. (“PESA”) held on January 30, 2009 in the PESA’s principal place of business, 2nd underground floor, Autonomous City of Buenos Aires.

The resolutions adopted were the following:

1.

The Meeting unanimously approved the Merger of PESA and Petrobras Energía Participaciones (“PEPSA”).

2.

The Meeting unanimously approved the following documentation relating to the Merger: (i) the Preliminary Merger Agreement; (ii) PESA’s Financial Statements as of June 30, 2008, the Merger Special Consolidated Balance Sheet as of June 30, 2008 and the Reports prepared by the Statutory Syndic Committee and PESA’s External Auditor; and (iii) the Exchange Ratio.

3.

The Meeting unanimously approved to authorize any two (2) members of PESA’s Board of Directors to execute the Definitive Merger Agreement.

4.

The Meeting unanimously approved to increase PESA’s capital stock.

5.

The Meeting unanimously approved to request the National Securities Commission and the Buenos Aires Stock Exchange admission to the Public Offering Regime of 765,435,847 Class B shares of PESA.

6.

The Meeting unanimously approved to authorize admission of PESA’s total capital stock in the jurisdiction of the United States of America for public offering and listing on the New York Stock Exchange in the form of ADSs (American Depositary Shares) representing PESA’s shares.

7.

The Meeting unanimously approved to cancel 765,435,847 Class “B” book-entry shares of PESA added as a result of the merger, after reduction of capital stock resulting from the capital stock increase approved in Item 4 of the Agenda.

8.

The Meeting unanimously approved to authorize withdrawal from the Public Offering Regime before the National Securities Commission and the Buenos Aires Stock Exchange.

9.

The Meeting unanimously approved amendment to Sections 9 and 16 of the Company’s Corporate Bylaws.

10.

The Meeting unanimously approved termination of the term of office of Directors André Garcez Ghirardi, Christovam Penteado Sanches, Carlos Tadeu da Costa Fraga, Adalberto Santiago Barbalho, Cláudio Fontes Nunes, Miguel Ángel Bibbó and Héctor Daniel Casal as of this date, and to defer approval of their performance and consideration of their compensation to the date of the Regular Meeting at which 2008 fiscal year shall be considered. In addition, the Meeting approved to extend for an additional term of three (3) years the term of office of Directors remaining in office, with their renewal being effected as provided for in Section 9 of the Corporate Bylaws in connection with the transition Board of Directors. In addition, the Meeting approved that the term of office of the Alternate Director remain as originally provided for.

11.

The Meeting unanimously approved to delegate to the Board of Directors, with powers to subdelegate, any powers necessary to take any and all steps required in connection with the Merger and amendment to the Corporate Bylaws.

12.

The Meeting unanimously approved that the Chairman appoint the Shareholders to sign the minutes. The minutes was signed by Oscar Jabbaz and Jorge Emilio Bietti.

www.petrobras.com.ar

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 05/02/2009

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney

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